

Mail Stop 3561

December 14, 2017

Elizabeth B. Higgins
Chief Financial Officer
Oglethorpe Power Corporation
2100 East Exchange Place
Tucker, Georgia 30084-5336

> **Re:** **Oglethorpe Power Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2016**
> **Filed March 27, 2017**
> **Form 10-Q for the Quarterly Period Ended June 30, 2017**
> **Filed August 10, 2017**
> **File No. 0-53908**

Dear Ms. Higgins:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2016

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Financing Activities

Department of Energy-Guaranteed Loan, page 53

1. We note your disclosure within footnote 7(a) on page 85 that you are subject to negative and project-specific covenants under the Loan Guarantee Agreement. Summarize for us the nature and computation of the covenants you are subject to. Please tell whether any of such covenants could impact your ability to obtain additional debt financing to a material extent. If so, please discuss the covenants in question and the consequences of

> any limitations to the company's financial condition and operating performance. See Sections I.D and IV.C of the SEC Interpretive Release No. 33-8350.

Item 8. Financial Statements and Supplementary Data

r. Regulatory assets and liabilities, page 72

2. Please explain to us the nature of the regulatory asset (h) described as "effects on net margin of the Smith and Hawk Road Energy Facilities." In this regard, please tell us your basis under GAAP for deferring the amount and how such amount represents an incurred cost.

Form 10-Q for the Quarterly Period Ended June 30, 2017

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

Capital Requirements and Liquidity and Sources of Capital

Vogtle Units No. 3 and No. 4, page 28

3. We note your disclosure on page 31 which indicates you anticipate total monthly costs related to the continued construction of the nuclear units, including interest during construction, through the remainder of 2017 to be approximately $70 million per month, which assumes you receive your proportionate share of the proceeds from the Toshiba Guarantee Settlement Agreement. Please explain to us and disclose how a failure by Toshiba to perform under the Guarantee Settlement Agreement would impact your liquidity and projected monthly costs.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Robert Babula, Staff Accountant at (202) 551-3339 or me at (202) 551-3849 with any questions.

Sincerely,

/s/ James Allegretto

James Allegretto
Senior Assistant Chief Accountant
Office of Consumer Products